Filed by Tortoise Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tortoise Acquisition Corp. II

Commission File No.: 001-39508

Date: June 1, 2021

Volta Industries to Participate at Upcoming Investor Conferences

SAN FRANCISCO, CA, June 1, 2021—Volta Industries, Inc. (“Volta”) today announced that its management team will virtually attend the following investor conferences and events:

Bank of America Electric Vehicles Charging Summit

June 7, 2021

Deutsche Bank Global Auto Industry Conference

June 16, 2021

Morgan Stanley EV Value Chain Panel Day

June 21, 2021

Credit Suisse Mobility Start-Up Forum

June 22, 2021

Roth Virtual London Conference

June 23, 2021

 As previously announced on February 8, 2021, Volta, an industry leader in commerce-centric electric vehicle (“EV”) charging networks, entered into a business combination agreement and plan of reorganization (the “Business Combination Agreement”) with Tortoise Acquisition Corp. II (NYSE: SNPR), a publicly traded special purpose acquisition company with a strategic focus on energy sustainability and decarbonizing transportation. Upon the closing of the proposed transaction, the combined entity will be named Volta Inc. and remain on the New York Stock Exchange (“NYSE”) under the new ticker symbol “VLTA”.

Completion of the proposed business combination is subject to, among other things, the approval of the shareholders of Tortoise Acquisition Corp. II and satisfaction of the other conditions stated in the Business Combination Agreement. Upon the consummation of the transaction, which is expected to occur in the third quarter of 2021, all existing Volta shareholders and investors (including management) will continue to hold their equity ownership in the combined company.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, regarding Tortoise Acquisition Corp. II’s proposed business combination with Volta and Tortoise Acquisition Corp. II’s ability to consummate the transaction are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Tortoise Acquisition Corp. II and Volta disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. Tortoise Acquisition Corp. II and Volta caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Tortoise Acquisition Corp. II or Volta. In addition, Tortoise Acquisition Corp. II cautions you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Tortoise Acquisition Corp. II or Volta following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Tortoise Acquisition Corp. II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Tortoise Acquisition Corp. II’s or Volta’s current plans and operations as a result of the announcement of the transactions; (v) Volta’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Volta to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Volta may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Tortoise Acquisition Corp. II’s periodic filings with the Securities and Exchange Commission (the “SEC”), including Tortoise Acquisition Corp. II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, and the registration statement on Form S-4 (the “Registration Statement”) filed with the SEC. Tortoise Acquisition Corp. II’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

About Volta

For over a decade, Volta has been building a nationwide electric vehicle charging network to drive the world forward. Named after Alessandro Volta, the inventor of the electric battery, Volta's award-winning charging stations benefit brands, consumers, and real-estate locations by providing valuable advertising space to businesses and free charging to drivers. Strategically located in places where consumers already spend their time and money, Volta's chargers are among the most used electric vehicle charging stations in the United States. Headquartered in San Francisco, Volta is bringing to communities the means of building a sustainable fueling network for the 21st century. To learn more, visit www.voltacharging.com

About Tortoise Acquisition Corp. II

Tortoise Acquisition Corp. II (NYSE: SNPR) is a special purpose acquisition company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Tortoise Acquisition Corp. II’s expertise spans across the entire energy and infrastructure value chain. Tortoise Acquisition Corp. II’s strategy is to combine with a company to take advantage of the global opportunities created by the energy transition including clean energy generation and storage, alternative fuels and transportation, technological advances and changes in energy policies. To learn more, visit https://tortoisespac.com.

Important Information for Investors and Shareholders

In connection with the proposed business combination, Tortoise Acquisition Corp. II has filed the Registration Statement with the SEC. The Registration Statement includes a preliminary proxy statement/prospectus of Tortoise Acquisition Corp. II. Additionally, Tortoise Acquisition Corp. II will file other relevant materials with the SEC, including amendments to the Registration Statement and a final proxy statement/prospectus, in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Tortoise Acquisition Corp. II are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Tortoise Acquisition Corp. II and its directors and officers may be deemed participants in the solicitation of proxies of Tortoise Acquisition Corp. II’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Tortoise Acquisition Corp. II’s executive officers and directors in the solicitation by reading Tortoise Acquisition Corp. II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Tortoise Acquisition Corp. II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, are set forth in the Registration Statement and will be set forth in the final proxy statement/prospectus relating to the business combination.

Investor Contact

IR@voltacharging.com